January 6, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Re:

Minco Gold Corporation (the “Company”)

Form 20-Ffor the Fiscal Year Ended December 31, 2008

Filed July 30, 2009

File No. 001-32670

Dear Mr. Delaney,

Further to our telephone conversation of  today’s date, the Company acknowledges receipt of your later dated December 15, 2009. The Company was unable to respond to your letter within 10 days due to the office closure over the holidays. The Company will provide a response to your letter by Friday, January 15, 2010.

If you have any questions or concerns, please do not hesitate to contact me at 604-688-8002.

Yours truly,

/s/ Jennifer Trevitt

Jennifer Trevitt

Corporate Secretary

2772 – 1055 W. Georgia St., PO Box 11176, Vancouver, BC  Canada  V6E 3R5

Tel: (604)688-8002 Fax: (604)688-8030 Toll Free: (888)288-8288

E-mail: info@mincomining.com Website: www.mincomining.com